SECURITIES AND EKCEANGE COMMISSION
                              WASHINGTON, DC 20549
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING
                                                                 Commission File
                                                                 Number 1-1927

(CHECK ONE)

[X] Form 10-K and Form 10-KSB     [ ] Form 11-K

[ ] Form 20-F     [ ] Form 10-Q and Form 10-QSB     [ ] Form N-SAR

For period ended   March 31, 2004
                   --------------

[ ] Transition Report on Form 10-K and Form 10-KSB

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form l0-Q and Form 10-QSB

[ ] Transition Report on Form N-SAR

For the transition period ended
                               -----------------------------------------------.

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein:

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

================================================================================

                                     PART I
                             REGISTRANT INFORMATION


Full name of registrant          The Singing Machine Company, Inc.
                                 -----------------------------------------------

Former name if applicable
                                 -----------------------------------------------

Address of principal executive office (Street and number) 6601 Lyons Road,
                                                          Bldg, A-7
                                                          ----------------------

City, state and zip code Coconut Creek, FL 33073
                         -------------------------------------------------------

                                     PART II
                             RULE 12B-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (check box if appropriate.)

            X(a) The reasons described in reasonable detail in Part III o(pound) this form could not be eliminated without unreasonable effort or expense;

            X(b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Registrant is unable to file its Annual Report on Form 10-K within the required time period because there have been significant changes in accounting personnel at the Registrant during the last 3 months. The Registrant hired a new Chief Financial Officer, effective as of April 9, 2004 and a new controller joined effective as of April 14, 2004. The new accounting team needs additional time to review and finalize the Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 2004 so as to ensure completeness and accuracy.

                                     PART IV
                                OTHER INFORMATION

            (1) Name and telephone number of person to contact in regard to this notification.

Jeff Barocas, Chief Financial Officer                954 596-1000 ext. 16
--------------------------------------------------------------------------------
              (Name)                            (Area Code)   (Telephone Number)

            (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                         [X] Yes    [ ] No

            (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                         [X] Yes    [ ] No

                       If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot he made.

         The Registrant anticipates significant changes in its results of operations for the year ended March 31, 2004("fiscal 2004") compared to the year ended March 31, 2003 ("fiscal 2003"). The Registrant expects to incur a net loss of $22.7 million, or $2.65 per share, on revenues of $70.5 million in fiscal 2004 compared to net income of $1.2 million, or $0.14 per diluted share on revenues of $95 million in fiscal 2003.

         The Registrant's gross profit decreased to $1.9 million, or 2.7% of total revenues in fiscal 2004 compared to gross profit of $23.2 million or 24.4% of total revenues in fiscal 2003. The decrease in gross profit was primarily due to a number of factors, including but not limited to (i) sales made at lower prices to generate cash for operations and (ii) write-down of inventory.

         The Registrant has attached as Exhibit A preliminary and unaudited consolidated financial statements for the fiscal year ended March 31, 2004. The Registrant expects to complete the Form 10-K and to file it within the extension period allowed.

                        The Singing Machine Company, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

         Date:  June 30, 2004                      By: /s/Jeff Barocas
                                                   -----------------------------
                                                   Jeff Barocas
                                                   Chief Financial Officer

                                   EXHIBIT A

                THE SINGING MACHINE COMPANY, INC. AND SUBSIDIARY
         PRELIMINARY AND UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

                                    March 31,        March 31,        March 31,
                                      2004             2003             2002
                                  ------------     ------------    -------------
                                  (unaudited)       (audited)      (as restated)

Net sales                         $ 70,541,128     $ 95,613,766    $ 62,475,753
Cost of sales:
  Cost of goods sold                68,279,589       72,329,035      40,852,840
  Impairment of tooling                442,989               --              --
                                  ------------     ------------    ------------
Gross profit                         1,818,550       23,284,731      21,622,913
Operating expenses:
  Advertising                        2,340,439        5,032,367       2,377,638
  Commissions                        1,024,883          997,529       1,294,543
  Compensation                       5,048,831        3,637,559       2,486,547
  Freight & handling                 1,423,082        2,112,435       1,242,910
  Royalty expense                    2,294,727        2,257,653       1,862,116
  Selling, general &
    administrative expenses          9,881,887        7,632,957       4,123,779
                                  ------------     ------------    ------------
Total operating expenses            22,013,849       21,670,501      13,387,533
                                  ------------     ------------    ------------
(Loss) income from operations      (20,195,299)       1,614,230       8,235,380
Other income (expenses):
  Other income                          22,116          196,537          44,368
  Interest expense                  (1,752,952)        (406,126)       (112,123)
  Interest income                        1,216           11,943          16,934
                                  ------------     ------------    ------------
Net other expenses                  (1,729,620)        (197,646)        (50,821)
                                  ------------     ------------    ------------
(Loss) income before
  provision for income taxes       (21,924,919)       1,416,584       8,184,559
Provision for income taxes             758,505          198,772       1,895,494
                                  ------------     ------------    ------------
Net (loss) income                 $(22,683,424)    $  1,217,812    $  6,289,065
                                  ============     ============    ============
(Loss) earnings per common share:
  Basic                           $      (2.65)    $       0.15    $       0.88
  Diluted                         $      (2.65)    $       0.14    $       0.79
Weighted average common
and common equivalent shares:
  Basic                              8,566,116        8,114,330       7,159,142
  Diluted                            8,566,116        8,931,385       7,943,473

                THE SINGING MACHINE COMPANY, INC. AND SUBSIDIARY
              PRELIMINARY AND UNAUDITED CONSOLIDATED BALANCE SHEETS

                                                      March 31,       March 31,
                                                        2004            2003
                                                    ------------     -----------
                ASSETS                              (unaudited)       (audited)
                ------
Current assets:
  Cash and cash equivalents                         $    356,342     $   268,264
  Restricted cash                                        874,283         838,411
  Accounts receivable, less allowances
    of $98,000 and $406,000, respectively              3,806,166       5,762,944
  Due from manufacturers                                 134,964       1,091,871
  Inventories, net                                     5,228,060      25,194,346
  Prepaid expense and other current assets               783,492       1,449,505
  Insurance receivable                                   800,000              --
  Refundable tax                                       1,178,512              --
  Deferred tax asset                                          --       1,925,612
                                                    ------------     -----------
Total current assets                                  13,161,819      36,530,953
Property and equipment, at cost
  less accumulated depreciation of
  $2,567,000 and $1,473,000, respectively                983,980       1,096,424
Other non-current assets                                 615,773       1,307,917
                                                    ------------     -----------
Total assets                                        $ 14,761,572     $38,935,294
                                                    ============     ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Bank overdraft                                    $     62,282     $   316,646
  Accounts payable                                     3,995,851       7,553,007
  Accrued expenses                                     3,481,905       1,443,406
  Customer credits on account                          2,111,485         933,002
  Subordinated debt-related parties                    1,000,000         400,000
  Revolving credit facilities                                 --       6,782,824
  Income taxes payable                                 2,447,746       3,821,045
                                                    ------------     -----------
Total current liabilities                             13,099,269      21,249,930
Convertible debentures, net of
  unamortized discount of $2,554,511                   1,445,489              --
                                                    ------------     -----------
Total liabilities                                     14,544,758      21,249,930
Shareholders' equity
  Preferred stock, $1.00 par value;
      1,000,000 shares authorized,
      no shares issued and outstanding                        --              --
  Common stock, Class A, $.01 par value; 100,000
     shares authorized; no shares issued
     and outstanding                                          --              --
  Common stock, $0.01 par value;
     18,900,000 shares authorized;
     8,752,318 and 8,171,678 shares
     issued and outstanding                               87,523          81,717
  Additional paid-in capital                          10,052,498       4,843,430
  Accumulated (deficit) / retained earnings           (9,923,207)     12,760,217
                                                    ------------     -----------
Total shareholders' equity                               216,814      17,685,364
                                                    ------------     -----------
Total liabilities and shareholders' equity          $ 14,761,572     $38,935,294
                                                    ============     ===========